SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
DISH NETWORK CORPORATION
(Name of Subject Company (Issuer))
ECHOSTAR CORPORATION
(Name of Filing Person (Offeror and Affiliate of Issuer))
0% Convertible Notes due 2025 and 3.375% Convertible Notes due 2026
(Title of Class of Securities)
25470MAF6 (2025 Notes) and 25470MAB5 (2026 Notes)
(CUSIP Number of Class of Securities)
Dean A. Manson
Chief Legal Officer and Secretary
EchoStar Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112
(303) 723-1000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Jonathan Michels Andrew J. Ericksen Laura Katherine Mann White & Case LLP 1221 Avenue of the Americas New York, New York 10020 (212) 819-8200	Timothy A. Messner Secretary DISH Network Corporation 9601 South Meridian Boulevard Englewood, Colorado 80112 (303) 723-1000	John Tripodoro Ariel Goldman Tristan Manley Cahill Gordon & Reindel LLP 32 Old Slip, New York, New York 10005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   third-party tender offer subject to Rule 14d-1.
☒   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to offers pursuant to which EchoStar Corporation (“EchoStar”) is offering to exchange (the “exchange offers”) any and all of the 0% Convertible Notes due 2025 (the “DISH Network 2025 Notes”) issued by DISH Network Corporation (“DISH Network”) and any and all of the 3.375% Convertible Notes due 2026 issued by DISH Network (the “DISH Network 2026 Notes,” together with the DISH Network 2025 Notes, the “Existing Notes”), for aggregate principal amount of up to $2,381,000,000 of 6.75% Senior Secured Notes due 2030 (the “EchoStar Exchange Notes”) and $1,950,000,000 of 3.875% Convertible Senior Secured Notes due 2030 (the “EchoStar Convertible Notes” and, together with the EchoStar Exchange Notes, the “EchoStar Notes”) to be issued by EchoStar.
Concurrently with the exchange offers, DISH Network is also soliciting consents (the “consent solicitations”) from each holder of the Existing Notes, upon the terms and conditions set forth in this prospectus, to certain proposed amendments (the “proposed amendments”) to (1) the Indenture, dated as of December 21, 2020, between DISH Network and U.S. Bank National Association, as trustee, as supplemented by the First Supplemental Indenture, dated as of December 29, 2023 (as further amended, modified or supplemented prior to the date hereof, the “DISH Network 2025 Indenture”), related to the DISH Network 2025 Notes, (2) the Indenture, dated as of August 8, 2016, between DISH Network and U.S. Bank National Association, as trustee (as amended, modified or supplemented to date, the “DISH Network 2026 Indenture” and, together with the DISH Network 2025 Indenture, the “DISH Network Indentures”), related to the DISH Network 2026 Notes and (3) the Existing Notes.
Pursuant to the applicable DISH Network Indenture, the proposed amendments require the consent of the holders of a majority of the outstanding aggregate principal amount of the applicable Existing Notes. The proposed amendments, if effected, will, among other things, eliminate certain events of default and substantially all of the restrictive covenants in each DISH Network Indenture and the Existing Notes of the applicable series, including, but not limited to, any cross defaults to and payment, bankruptcy or other defaults by DISH Network or any subsidiaries of DISH Network, the merger covenant, which sets forth certain requirements that must be met for DISH Network to consolidate, merge or sell all or substantially all of its assets, and the reporting covenant, which requires DISH Network to provide certain periodic reports to noteholders and to make certain conforming changes to each DISH Network Indenture and the Existing Notes of the applicable series to reflect the proposed amendments. If the proposed amendments are adopted with respect to the Existing Notes of the applicable series, each non-exchanging holder of Existing Notes will be bound by the proposed amendments even if that holder did not consent to the proposed amendments.
The exchange offers and consent solicitations commenced on October 10, 2024 and shall expire at one minute after 11:59 p.m., Eastern time, on November 7, 2024, unless extended or earlier terminated by EchoStar. The exchange offers and consent solicitations are made on the terms and subject to the conditions contained in the preliminary prospectus and consent solicitation statement (the “Prospectus”), which forms a part of the Registration Statement on Form S-4, dated October 10, 2024, as the same may be amended or supplemented, which is incorporated by reference as exhibit (a)(1) hereto.
This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and 13(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information contained in the Prospectus and any amendments or any other supplements thereto relating to the exchange offers and consent solicitations, are hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.
Item 1.   Summary Term Sheet.
The information set forth in the Prospectus under the headings “Summary of Terms of the Exchange Offers and Consent Solicitations” and “Questions and Answers about the Exchange Offers and Consent Solicitations” is incorporated herein by reference.

Item 2.   Subject Company Information.
(a)
Name and Address.   The name of the subject company is DISH Network Corporation. The address of the principal executive offices of the subject company is: 9601 South Meridian Boulevard, Englewood, Colorado 80112. The telephone number of the principal executive offices of the subject company is (303) 723-1000.

(b)
Securities.   The subject classes of securities are the 0% Convertible Notes due 2025 and 3.375% Convertible Notes due 2026 issued by DISH Network. As of the date of this Schedule TO, $1,957,197,000 aggregate principal amount of DISH Network 2025 Notes and $2,908,799,000 aggregate principal amount DISH Network 2026 Notes are outstanding (net of $42,803,000 and $91,199,000 of DISH Network 2025 Notes and 3.375% DISH Network 2026 Notes, respectively, that are held by DISH Network and not deemed outstanding).

(c)
Trading Market and Price.   There is no established trading market for the Existing Notes other than limited or sporadic quotations.

Item 3.   Identity and Background of Filing Person.
(a)
Name and Address.   EchoStar is the filing person and an affiliate of DISH Network. DISH Network is a wholly owned subsidiary of EchoStar. The address of EchoStar is 9601 South Meridian Boulevard, Englewood, Colorado 80112. The telephone number of the principal executive offices of EchoStar is (303) 723-1000.

As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of EchoStar. Charles W. Ergen, EchoStar’s Chairman, and certain entities established for the benefit of his family beneficially own equity securities representing approximately 91.4% of the total voting power of all classes of EchoStar’s outstanding shares. Additionally, Mr. Ergen and certain entities established for the benefit of his family have agreed not to vote, or cause or direct to be voted, the Class A Common Stock beneficially owned by them, other than with respect to any matter presented to the holders of Class A Common Stock on which holders of Class B Common Stock are not entitled to vote, for three years following the closing of the merger between EchoStar and DISH Network. As a result, Mr. Ergen’s effective total voting power is approximately 90.4%. As of October 10, 2024 and through such beneficial ownership Mr. Ergen and such entities have the ability to elect all of EchoStar’s directors and to control all other matters requiring the approval of EchoStar’s shareholders.
Name	Position(s) held
Charles W. Ergen	Chairman
Cantey M. Ergen	Director
Kathleen Q. Abernathy	Director
George R. Brokaw	Director
Stephen J. Bye	Director
James DeFranco	Director
Tom A. Ortolf	Director
R. Stanton Dodge	Director
Name	Position(s) held
Lisa Hershman	Director
William D. Wade	Director
Hamid Akhavan	President, Chief Executive Officer and Director
Paul Gaske	Chief Operating Officer, Hughes
Dean A. Manson	Chief Legal Officer and Secretary
Paul W. Orban	Executive Vice President and Chief Financial Officer, DISH
Gary Schanman	Executive Vice President and Group President, Video Services
John W. Swieringa	President, Technology and Chief Operating Officer

The address of each individual listed above is 9601 South Meridian Boulevard, Englewood, Colorado, 80112. The telephone number of the principal executive offices of EchoStar is (303) 723-1000.
Item 4.   Terms of the Transaction.
(a)
Material Terms.

(1)
Tender Offers.

(i)
The information set forth under the headings “Summary of Terms of the Exchange Offers and Consent Solicitations,” “Questions and Answers about the Exchange Offers and Consent Solicitations” and “The Exchange Offers and Consent Solicitations — Terms of the Exchange Offers and Consent Solicitations” of the Prospectus is incorporated herein by reference.

(ii)
The information set forth under the headings “Summary of Terms of the Exchange Offers and Consent Solicitations,” “Summary of Terms of the EchoStar Exchange Notes,” “Summary of Terms of the EchoStar Convertible Notes,” “Questions and Answers about the Exchange Offers and Consent Solicitations,” “The Exchange Offers and Consent Solicitations — Terms of the Exchange Offers and Consent Solicitations,” “Description of the EchoStar Exchange Notes” and “Description of the EchoStar Convertible Notes” of the Prospectus is incorporated herein by reference.

(iii)
The information set forth under the headings “Summary of Terms of the Exchange Offers and Consent Solicitations,” “Questions and Answers about the Exchange Offers and Consent Solicitations” and “The Exchange Offers and Consent Solicitations —  Expiration Date; Extensions; Amendments” of the Prospectus is incorporated herein by reference.

(iv)
Not Applicable.

(v)
The information set forth under the headings “Summary of Terms of T\the Exchange Offers and Consent Solicitations,” “Questions and Answers about the Exchange Offers and Consent Solicitations” and “The Exchange Offers and Consent Solicitations — Extensions; Amendments” of the Prospectus is incorporated herein by reference.

(vi)
The information set forth under the headings “Summary of Terms of the Exchange Offers and Consent Solicitations,” “Questions and Answers about the Exchange Offers and Consent Solicitations,” “The Proposed Amendments,” and “The Exchange Offers and Consent Solicitations — Withdrawal of Tenders and Revocation of Corresponding Consents” of the Prospectus is incorporated herein by reference.

(vii)
The information set forth under the headings “Summary of Terms of the Exchange Offers and Consent Solicitations,” “Questions and Answers about the Exchange Offers and Consent Solicitations,” “The Exchange Offers and Consent Solicitations — Withdrawal of Tenders and Revocation of Corresponding Consents” and “The Exchange Offers and Consent Solicitations — Procedures for Tendering and Consenting” of the Prospectus is incorporated herein by reference.

(viii)
 The information set forth under the headings “Summary of Terms of the Exchange Offers and Consent Solicitations,” “Questions and Answers about the Exchange Offers and Consent Solicitations,” “The Exchange Offers and Consent Solicitations — Terms of the Exchange Offers and Consent Solicitations,” and “The Exchange Offers and Consent Solicitations — Procedures for Tendering and Consenting” of the Prospectus is incorporated herein by reference.

(ix)
Not Applicable.

(x)
The information set forth under the headings “Summary,” “Risk Factors,” “Questions and Answers about the Exchange Offers and Consent Solicitations,” “The Exchange Offers

and Consent Solicitations,” “Description of the EchoStar Exchange Notes” and “Description of the EchoStar Convertible Notes” of the Prospectus is incorporated herein by reference.
(xi)
The information set forth under the heading “The Exchange Offers and Consent Solicitations — Accounting Treatment” of the Prospectus is incorporated herein by reference.

(xii)
The information set forth under the headings “Summary of Terms of the Exchange Offers and Consent Solicitations” and “Material U.S. Federal Income Tax Considerations” of the Prospectus is incorporated herein by reference.

(b)
Purchases.   None of EchoStar’s officers, directors or affiliates holds any of the Existing Notes and, therefore, no Existing Notes will be purchased from any officer, director or affiliate of EchoStar in connection with the exchange offers.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(e)
Agreements involving the subject company’s securities.

The information set forth in the sections entitled “Summary — Recent Developments — Transaction Support Agreement,” “Summary — Recent Developments — Commitment Agreement,” and “Summary — Recent Developments — Subscription Agreements” in the Prospectus and in the sections entitled “Equity Security Ownership and Related Matters,” “Executive Compensation and Other Information,” “Director Compensation and Non-Employee Director Option Plan,” and “Certain Relationships and Related Party Transactions” of EchoStar’s Definitive Proxy Statement filed with the SEC on March 20, 2024 is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)
Purposes and (b) Use of Securities Acquired.   The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offers and Consent Solicitations —  Why is EchoStar Making the Exchange Offers and Consent Solicitations?,” “The Exchange Offers and Consent Solicitations — Purpose of the Exchange Offers and Consent Solicitations” and “Use of Proceeds” are incorporated by reference herein.

(c)
Plans.

(1)
The information set forth under the headings “Summary — The Company,” “Summary — Recent Developments” and “Questions and Answers about the Exchange Offers and Consent Solicitations — Why is EchoStar Making the Exchange Offers and Consent Solicitations” of the Prospectus is herein incorporated by reference.

(2)
See Item 6(c)(1) above.

(3)
See Item 6(c)(1) above.

(4)
None.

(5)
See Item 6(c)(1) above.

(6)
None.

(7)
None.

(8)
None.

(9)
See Item 6(c)(1) above.

(10) None.
(d)
Subject company negotiations.   Not Applicable.

Item 7.   Source and Amount of Funds and Other Consideration.
(a)
Source of Funds.   The consideration to be used in the exchange offers consists of the EchoStar Notes. If all of the Existing Notes are tendered and accepted for exchange, an aggregate principal amount of $2,381,000,000 of the EchoStar Exchange Notes and $1,950,000,000 of the EchoStar Convertible Notes will be issued pursuant to the exchange offers. EchoStar intends to pay the fees and expenses relating to the exchange offers, including the fees and expenses of the exchange agent, the information agent, the dealer manager, the financial printer, counsel, accountants and other professionals, with cash on hand.

(b)
Conditions.   None.

(d)
Borrowed Funds.   Not Applicable.

Item 8.   Interest in Securities of the Subject Company.
(a)
Securities Ownership.   None.

(b)
Securities Transactions.   None.

Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
(a)
Solicitations or Recommendations.   The information set forth in the Prospectus in the sections entitled “The Exchange Offers and Consent Solicitations — Exchange Agent,” “The Exchange Offers and Consent Solicitations — Information Agent” and “The Exchange Offers and Consent Solicitations — Dealer Manager” is incorporated herein by reference. None of EchoStar, DISH Network, the dealer manager, the exchange agent, the information agent, the trustee under either DISH Network Indenture or the trustee under the indentures governing the EchoStar Exchange Notes or the EchoStar Convertible Notes, or any other person makes any recommendation in connection with the exchange offers or consent solicitations as to whether any DISH Network noteholder should tender or refrain from tendering all or any portion of the principal amount of that holder’s Existing Notes (and in so doing, consent to the adoption of the proposed amendments to applicable DISH Network Indenture and the Existing Notes), and no one has been authorized by any of them to make such a recommendation.

Item 10.   Financial Statements.
(a)
Financial Information.

(1)
The audited consolidated financial statements of (i) EchoStar set forth on pages F-1 through F-103 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 29, 2024 and (ii) DISH Network set forth on pages F-1 through F-94 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 29, 2024 are incorporated herein by reference.

(2)
The unaudited condensed consolidated financial statements of (i) EchoStar set forth on (x) pages 1 through 52 in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 8, 2024 and (y) pages 1 through 53 in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on August 9, 2024; and (ii) DISH Network set forth on (x) pages 1 through 53 in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 15, 2024 and (y) pages 1 through 58 in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on August 13, 2024 are incorporated herein by reference.

(b)
Pro Forma Information.   The information set forth in the Prospectus in the section entitled “Capitalization” is incorporated herein by reference.

Copies of the financial statements incorporated herein by reference pursuant to this Item 10 can be obtained at no cost by telephone request at (303) 723-1000 or by written request by mail at: EchoStar Corp., Attention: General Counsel, 9601 South Meridian Boulevard, Englewood, Colorado 80112.

Item 11.   Additional Information.
(a)
Agreements, Regulatory Requirements and Legal Proceedings.

(1)
None.

(2)
None.

(3)
None.

(4)
None.

(5)
None.

(b)
Not applicable.

(c)
Other Material Information.   The information set forth in the Prospectus is incorporated herein by reference.

Item 12.   Exhibits.
(a)
The Exhibit Index attached hereto is incorporated by reference.

(b)
Filing Fee Exhibit is filed herewith.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ECHOSTAR CORPORATION
Date: October 10, 2024	By: /s/ Paul W. Orban Name: Paul W. Orban
Title: Executive Vice President and Chief Financial Officer, DISH

EXHIBIT INDEX
(a)(1)	Prospectus, dated October 10, 2024 (incorporated herein by reference to the Registration Statement on Form S-4 filed by EchoStar Corporation on October 10, 2024).
(a)(2)	Indenture, relating to the 0% Convertible Notes due 2025, dated as of December 21, 2020, by and between DISH Network Corporation and U.S. Bank National Association, as Trustee (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K of DISH Network Corporation filed December 22, 2020).
(a)(3)	Indenture, relating to the 3 3/8% Convertible Notes due 2026, dated as of August 8, 2016, by and between DISH Network Corporation and U.S. Bank National Association, as Trustee (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K of DISH Network Corporation filed August 8, 2016).
(a)(4)	First Supplemental Indenture, relating to the DISH 0% Convertible Notes due 2025, dated as of December 29, 2023, among DISH Network Corporation, EchoStar Corporation and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as Trustee (incorporated by reference from Exhibit 4.3 to the Current Report on Form 8-K of DISH Network Corporation filed January 2, 2024).
(a)(5)	First Supplemental Indenture, relating to the DISH 3.375% Convertible Notes due 2026, dated as of December 29, 2023, among DISH Network Corporation, EchoStar Corporation and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as Trustee (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K of DISH Network Corporation filed January 2, 2024).
(a)(6)**	Form of Second Supplemental Indenture relating to the 0% Convertible Notes due 2025, between DISH Network Corporation. and U.S. Bank Trust Company, National Association, as trustee
(a)(7)**	Form of Second Supplemental Indenture relating to the 3 3/8% Convertible Notes due 2026, between DISH Network Corporation. and U.S. Bank Trust Company, National Association, as trustee
(a)(8)	Form of DISH Network Corporation’s 0% Convertible Note due 2025 (included as part of Exhibit (a)(2)).
(a)(9)	Form of DISH Network Corporation’s 3 3/8% Convertible Note due 2026 (included as part of Exhibit (a)(3)).
(a)(10)**	Form of Indenture between EchoStar Corporation, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee and as collateral agent, relating to the 6.75% Senior Secured Notes due 2030.
(a)(11)**	Form of EchoStar Corporation’s 6.75% Secured Note due 2030 (included as part of Exhibit (a)(10)).
(a)(12)**	Form of Indenture between EchoStar Corporation, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee and as collateral agent, relating to the 3.875% Convertible Senior Secured Notes due 2030.
(a)(13)**	Form of EchoStar Corporation’s 3.875% Convertible Senior Secured Note due 2030 (included as part of Exhibit (a)(12)).
(a)(14)*	Press Release, dated October 10, 2024.
(b)	Not applicable.
(d)(1)	Transaction Support Agreement, dated September 30, 2024, by and among EchoStar Corporation, DISH Network Corporation, and certain of their direct and indirect subsidiaries party thereto, and each Ad Hoc Group party thereto (incorporated by reference from Exhibit 10.2 to EchoStar Corporation’s Current Report on Form 8-K filed on September 30, 2024).

(d)(2)	Commitment Agreement, dated September 30, 2024, by and among EchoStar Corporation and the each Commitment Party thereto (incorporated by reference from Exhibit 10.3 to EchoStar Corporation’s Current Report on Form 8-K filed on September 30, 2024).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*
Filed herewith.

**
To be filed by amendment.